(212) 318-6054

vadimavdeychik@paulhastings.com

April 12, 2017

Edward (Ned) Rubenstein

Senior Special Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Value 25 Fund Inc.

File Numbers: 033-30139; 811-05848

Dear Mr. Rubenstein:

This letter responds to your comments communicated to the undersigned with respect to the Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A (“Registration Statement”) for The Gabelli Value 25 Fund Inc. (“Fund”), filed on March 3, 2017, under the Securities Act of 1933 and the Investment Company Act of 1940 with the Securities and Exchange Commission (the “Commission”).

The Fund’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meanings as in the Registration Statement, unless otherwise indicated.

Comment 1: Please revise the prospectus, where applicable, to provide information as of the most recent practicable date.

Response: The Fund confirms that it will provide information as of the most recent practicable date, if at the time of the filing such numbers are available, in the Fund’s 485BPOS filing.

Comment 2: Please provide the ticker symbol for the Class T share class described in this prospectus.

Response: We respectfully submit that the Fund does not intend to offer the Class T share class at this time and as a result, no ticker will be disclosed, as is the normal practice for registered investment companies with a share class that is not publicly offered. The Fund will add language to the prospectus noting that the Class T share class is not currently being offered. To the extent this changes in the future and the Fund decides to publicly offer the Class T share class, it will add the ticker symbol via a supplemental filing.

April 12, 2017

Comment 3: With respect to footnote 1 to the Fees and Expenses Table in the prospectus, please clarify that the fee waiver recapture is limited to an amount that will result in an expense ratio that is the lesser of: 1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or 2) the expense limit in effect at the time of recapture as supported by published accounting guidance. To the extent applicable, please make corresponding changes in other parts of the Registration Statement.

Response: The Fund has added the following sentence to footnote 1 of page 2 of the prospectus: “The Fund will carry forward, for a period not to exceed three years from the date that an amount is waived, any fees in excess of the expense limitation and repay the Adviser such amount provided the Fund is able to do so without exceeding the lesser of (1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or (2) the expense limit in effect at the time of recoupment.”

The Fund has revised other applicable portions of the Registration Statement to reflect the above language.

Comment 4: Please update the existing disclosure, where applicable, to reference the most recently filed Annual Report for the Fund.

Response: The Fund has revised the relevant portions to reference the December 31, 2016 Annual Report.

Comment 5: In the “Sales Charge – Class A Shares” section of the prospectus, please revise the following language, “No sales charge is imposed on reinvestment of distributions if you select that option in advance of the distribution” to read, “No sales charge is imposed on shares, or amounts representing shares, that are purchased with reinvested dividends or other distributions.” Please make similar changes in other relevant portions of the prospectus.

Response: We respectfully submit that the substantive difference between the current language and the language the SEC staff recommends relates to the sales charge being imposed on the “amounts representing shares.” Because the Fund only transacts in shares and not in “amounts representing shares,” we respectfully decline to make the suggested change.

Comment 6: Please confirm that all financial institutions that receive individualized varying sales load waivers or reductions have been identified in the prospectus or Appendix A.

Response: We respectfully confirm that all financial institutions that receive varying sales load waivers or reductions have been identified in Appendix A.

Comment 7: Please add a cross-reference to Appendix A in the “Contingent Deferred Sales Charges” section of the prospectus.

April 12, 2017

Response: We respectfully submit that the Fund has added the following language as the last sentence in the “Contingent Deferred Sales Charges” section of the prospectus: “CDSC may be waived if you purchase your shares through intermediaries identified in Appendix A to this prospectus.”

Comment 8: Please confirm whether a Contingent Deferred Sales Charge (“CDSC”) would apply in instances where a redemption fee is triggered. Please update applicable disclosure, if necessary

Response: Confirmed, a CDSC may apply in instances where a redemption fee is triggered. As a result, the following language has been added as the last sentence to the second full paragraph in the “Redemption of Shares” section of the prospectus: “In instances where a redemption fee is triggered, a CDSC may also apply, as described in greater detail in other parts of this prospectus.”

Comment 9: Please note that, if at a later time, agreements are entered into with other financial intermediaries that provide for varying sales load waivers or reductions, the prospectus and the Appendix A will be amended to reflect such new agreements and specifically identify the applicable intermediaries.

Response: Comment acknowledged.

Comment 10: Please confirm that Merrill Lynch and Morgan Stanley are the only intermediaries that currently provide for sales load variations or reductions to investors that purchase shares through each of them.

Response: Merrill Lynch is the only intermediary currently offering sales load variations or reductions to investors that purchase Fund shares through Merrill Lynch. With respect to Morgan Stanley, because the Fund currently does not anticipate offering the Class T shares class, references to Morgan Stanley have been removed from Appendix A; to the extent this changes in the future, the Fund will revise prospectus and Appendix A, as applicable.

Comment 11: In Appendix A, please revise or delete the last two sentences in the first paragraph under the section titled “Sales Charge Reductions and Waivers Available through Certain Intermediaries.”

Response: The Fund has revised the last two sentences of the first paragraph to read: “Merrill Lynch’s specific sales charge waivers or discounts are implemented and solely administered by Merrill Lynch. Please contact Merrill Lynch to ensure that you understand the steps that you must take to qualify for available waivers and discounts.”

April 12, 2017

Comment 12: Please confirm whether any disclosures regarding sales charge waivers and reductions are necessary in the Statement of Additional Information. If not, please delete references to the Statement of Additional Information in Appendix A.

Response: We respectfully submit that references to the Statement of Additional Information have been deleted from Appendix A.

Comment 13: Please define the term “level-load” in Appendix A.

Response: We respectfully submit that the term “level-load” has been deleted from Appendix A.

Comment 14: Please define the term “fund family” in Appendix A.

Response: We respectfully submit that all references to “fund family” have been replaced with “Fund Complex”, which is a defined term in the prospectus.

Comment 15: In Appendix A, please consider adding the below language to the “CDSC Waivers on Class A and C Shares available at Merrill Lynch” table. Applicable language: “Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same fund (but not any other fund within the Fund Complex).”

Response: We respectfully decline to make this change. Furthermore, we respectfully note that similar disclosure can already be found in the prospectus, please see the “Contingent Deferred Sales Charge” section of the prospectus.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/Vadim Avdeychik

Vadim Avdeychik

for PAUL HASTINGS LLP